EXHIBIT 4.1

Series B Note

NN, Inc.

4.64% Senior Note, Series B due December 20, 2018

No. RB-01	December 20, 2011
$20,000,000	PPN 629337 B@4

For Value Received, the undersigned, NN, Inc. (herein called the “Company”), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to The Prudential Insurance Company of America, or registered assigns, the principal sum of Twenty Million Dollars and Zero Cents on December 20, 2018, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.64% per annum from the date hereof, payable quarterly, on the 20th day of each March, June, September and December in each year, commencing with the first such date next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) on the unpaid balance hereof at the Default Rate (as defined in the Note Purchase Agreement referred to below) if an Event of Default has occurred and is continuing, and to the extent permitted by law on any overdue payment of interest and any Yield Maintenance Amount (as defined in the Note Purchase Agreement referred to below), payable at the Default Rate quarterly as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Yield Maintenance Amount with respect to this Note are to be made in lawful money of the United States of America at JPMorgan Chase Bank, National Association in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Series B Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to a Third Amended and Restated Note Purchase Agreement and  Shelf Agreement, dated as of December 21, 2010 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreement, provided that such holder may (in reliance upon information provided by the Company, which shall not be unreasonably withheld) make a representation to the effect that the purchase by such holder of any Note will not constitute a non-exempt prohibited transaction under section 406(a) of ERISA.

This Series B Note is a registered Series B Note and, as provided in the Note Purchase Agreement, upon surrender of this Series B Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Series B Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series B

Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will (a) make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreement and (b) on December 20, 2014 and December 20 of each year thereafter, will prepay $4,000,000 of the principal amount of this Series B Note (or such lesser principal amount as shall then be outstanding) at par and without payment of the Yield Maintenance Amount or any premium, provided that upon any partial prepayment of this Series B Note pursuant to Section 8.2 or Section 8.3 of the Note Purchase Agreement the principal amount of each required prepayment of this Series B Note becoming due under this clause (b) on and after the date of such prepayment shall be reduced in the same proportion as the aggregate unpaid principal amount of this Series B Note is reduced as a result of such prepayment.  This Series B Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Series B Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Yield Maintenance Amount) and with the effect provided in the Note Purchase Agreements.

This Series B Note is guaranteed pursuant to the Subsidiary Guarantees and is secured by the Pledge Agreements, and reference is hereby made to such Financing Agreements.

This Series B Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

NN, Inc.

By	/s/ James H. Dorton
Name: James H. Dorton
Title: Vice President - Corporate
Development and Chief Financial Officer